Heart & Solar Brewing, LLC

FINANCIAL STATEMENTS

For fiscal year ended December 31, 2021 and 2020

(unaudited)

Heart & Solar Brewing, LLC

Balance Sheets

	As of December 31, 2021		2020	
ASSETS				
Current Assets				
Cash	$	106,659	$	118,783
Prepaid Expenses	$	-	$	-
Accounts Receivable	$	-	$	-
Total Current Assets				
NonCurrent Assets				
Property, Plant, and Equipment	$	-	$	4,100
Total NonCurrent Assets	$	-	$	4,100
Total Assets	**$**	**106,659**	**$**	**122,883**
LIABILITIES AND FOUNDER EQUITY				
Current Liabilities				
Accounts Payable	$	-	$	-
Total Liabilities				
Founder Equity				
Founders Paid In Capital	$	106,659	$	122,883
Total Liabilities and Founder Equity	**$**	**106,659**	**$**	**122,883**

Heart & Solar Brewing, LLC

Statements of Operations

		2021		2020
Operating Income				
Revenue	$	-	$	-
Cost of Revenue	$	-	$	-
Gross Profit	**$**	**-**	**$**	**-**
Operating Expenses				
Advertising and Marketing	$	240		
Contracted Professional Services			$	1,128
Legal and Professional Services	$	160	$	165
Professional Memberships and Dues	$	524	$	524
Property Taxes	$	300	$	300
Rents and Leases	$	15,000	$	15,000
Net Income	**$**	**(16,224)**	**$**	**(17,117)**

Heart & Solar Brewing, LLC

Statements of Members' Equity

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2019	$ 140,000		$ 140,000
Capital contributions	$ -		
Net Income (Loss)		$ (17,117)	$ (17,117)
Balance, December 31, 2020			$ 122,883
Capital contributions			
Net loss		$ (16,224)	$ (16,224)
Balance, December 31, 2021			**$ 106,659**

Heart & Solar Brewing, LLC

Statements of Cash Flows

		2021		2020
Cash Flow from Operating Activities				
Net Income (Loss) for the Period	$	16,224	$	(17,117)
Change in Prepaid Expenses	$	-	$	-
Change in Payables	$	-	$	-
Net Cash Flows from Operating Activities	**$**	**16,224**	**$**	**17,117**
Cash at Beginning of Period	$	101,666	$	118,783
Net Increase (Decrease) in Cash	$	(16,224)	$	(17,117)
Cash at End of Period	$	85,442	$	101,666

Heart & Solar Brewing, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years ended December 31, 2021 and 2020

Heart & Solar Brewing, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Maryland. The Company is a farm brewery in planning with an anticipated opening of Fall 2022. It currently has no significant sources of revenue other than partner equity.

A summary of the Company's significant accounting policies used in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on a accruel basis in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Use of Estimates

The preparation of financial statements requires management to make some assumptions and estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.